

January 22, 2014

Via E-mail
Atonn F. Muhammad
Chairman and CEO
The Real Hip-Hop Network, Inc.
1455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004

> **Re:** **The Real Hip-Hop Network, Inc.**
> **Amendment No. 4 to the Registration Statement on Form S-1**
> **Filed January 13, 2014**
> **File No. 333-190837**

Dear Mr. Muhammad:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 and have reviewed your analysis. However, we are unable to agree in part because of the circumstances under which the selling shareholders have received their shares and the number of shares being registered. In this regard, we note that most of the selling shareholders did not pay any consideration or paid nominal consideration for their shares and a substantial amount of the non-affiliate float is being registered. Therefore revise to identify the selling stockholders as underwriters and fix the price of their resales for the duration of the offering (not just until their shares are qualified to be quoted on the OTCBB or exchange).

2. We note your revised disclosure in response to comment 3 regarding the status and material terms of the agreements with DirecTV and DISH Network. Please specifically disclose, if true, that you will be unable to launch your content through these networks until you pay the networks over $2.0 million in non-refundable deposits and meet the

initial weekly and monthly fees of $261,000 and $1,166,000, respectively. Discuss your current amount of cash and ability to pay these fees. Discuss why the completion of testing the content feed to both DirecTV and DISH Network continues to be pushed back. If it is due to the inability of the company to pay the deposits and network fees, so state.

Advisory Board, page 57

3.   Please revise your disclosure regarding your advisory board to state this board has no fiduciary duty to the shareholders or company.

You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Timothy S. Orr, Esq.
        The Law Offices of Timothy S. Orr, PLLC